FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

SUBMISSION OF BUSINESS OPERATION PLANS FOR FISCAL YEAR ENDING MARCH 31, 2008

On March 1, 2007, the registrant and its wholly-owned subsidiaries, NTT East Corporation (“NTT East”) and NTT West Corporation(“NTT West”), announced that they have submitted their business operation plans for the fiscal year ending March 31, 2008 (collectively, the “Plans”) to the Ministry of Internal Affairs and Communications. Attached hereto are the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006, which information was prepared on the basis of accounting principles generally accepted in the United States.

The Plans included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plans as actually implemented or actual results of the registrant, NTT East and NTT West to differ materially from those set forth in the attachment.

The Plans are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant, NTT East and NTT West in light of information currently available to them regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s and its subsidiaries’ future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from these forecasts, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the actual results of the registrant, NTT East and NTT West will not vary significantly from the projected results set forth in the Plans.

The attached press releases and the Plans are a translation of the Japanese originals. The Japanese originals are authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name:	Shigehito Katsuki
Title:	General Manager
Investor Relations Office Department IV

Date: March 1, 2007

This English text is a translation of the Japanese original. The Japanese original is authoritative.
March 1, 2007

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2008

Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2008 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Department I

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

Business Operation Plan for Fiscal Year Ending March 31, 2008

In the building of an advanced information and telecommunications network society, information and communications are expected to make a substantial contribution to invigorating and raising the efficiency of socioeconomic activities, enhancing lifestyle convenience, and more. Today, the public and private sectors in Japan are working together to make such a society a reality. In addition, the market has undergone drastic changes due to the following factors: the rapid growth of broadband services, especially optical fiber access services; the resulting progress of service migration from conventional fixed-line to optical IP telephones; the diversification and upgrading of, and increased entry of newcomers into, mobile phone services and intensified competition due to the introduction of the Mobile Number Portability service for mobile phones; and the convergence of fixed-line services with mobile services in IP networks as well as of communication services with broadcasting services.

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). It will also endeavor to promote research and development in telecommunications technology in order to respond to society’s demands for the development of an advanced information and telecommunications network society. In addition, through implementing the “NTT Group’s Medium-Term Management Strategy” as a step toward realizing its “Vision for a New Optical Generation,” NTT will build ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything,” helping to enrich communication environments for individuals and communities, making corporate activities more efficient, and creating new business opportunities. To these ends, NTT will build open network environments enabling a diverse range of service providers and other business entities to deploy a variety of services taking advantage of the next-generation network, while ensuring fair competitive conditions under the framework of existing laws. In addition, NTT will actively promote alliances with these providers. Through efforts like these, NTT intends to contribute toward realization of government initiatives such as the “IT New Reform Strategy” and u-Japan Policy and, in turn, to contribute to the maintenance and enhancement of Japan’s international competitiveness. NTT will also work to raise corporate value and carry out group management with a view to promoting the development of the NTT Group as a whole.

Based upon these fundamental concepts in the management of business operations for the fiscal year ending March 31, 2008, NTT will aim to improve the management efficiency of NTT Group operations, including those of the regional companies; to develop new businesses that will promote and enhance the information-sharing industry, including expanding the ubiquitous broadband market; and to continue to strengthen research and development that will contribute to the advancement of telecommunications, with particular focus on the commercialization of the next-generation network, which serves as the foundation of NTT’s efforts to achieve NTT Group’s Medium-Term Management Strategy. In this way, NTT will seek to ensure the stable development of NTT Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on this thinking, under the business operation plan for the fiscal year ending March 31, 2008, NTT will conduct its business management so as to give priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.

1. Advice, Mediation, etc.

For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for materials procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

NTT will support the efforts of each of the NTT Group companies, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of the human resources that form the core of the NTT Group.

2. Promotion of Basic Research and Development

One prerequisite for responding to the social requirements for the formation of an advanced information and telecommunications network society is the harmonious and coordinated development of network-based technologies, technologies that provide the basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities to realize “a communication environment where entities such as people and objects are interactively connected by broadband and ubiquitous networks anytime, anywhere and with anyone or anything, and people enjoy superb usability that is secure, reliable, and simple.”

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development in collaboration with other research institutions.

To ensure the continuous execution of this basic research and development, NTT will seek to further increase research efficiency, and research costs will be borne by the regional companies and other NTT Group companies, which in turn will benefit from these efforts.

Specifically, priority will be given to the following areas in NTT’s research and development activities:

(1)	Infrastructure-related research and development

In order to establish a next-generation network infrastructure to realize a network environment for ubiquitous broadband services that can offer customers not only “fast and convenient,” but also “safe and secure” connections “anytime, anywhere and with anyone or anything” and to achieve a seamless migration from fixed line to IP telephone services and from metal wire systems to optical fiber, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can adapt readily to diverse network services, node architecture technology, optical multiplexing technology, and next-generation IP network technologies. At the same time, NTT will pursue basic research in the field of operation systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of the advanced information and telecommunications network society, NTT will promote research and development on reducing electric power consumption and on other measures to promote the preservation of the global environment.

(2)	User-related research and development

NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including e-commerce, content sharing, and community collaboration in order to realize an advanced information and telecommunications network society in which the electronic exchange of information, goods, and currencies among people, corporations, and objects is further enhanced on sophisticated telecommunications networks. Specifically, this will include research and development in technologies for ensuring the security of information and communications; technologies for billing, authentication, and authorization in e-commerce transactions; information-distribution technologies adaptable to diverse network environments; media-processing technologies, such as those for the compression, recognition, and sharing of image and audio data; multimedia database technologies for storage and retrieval of a variety of media; user interface technologies making services readily accessible to all users; and technologies of open source software (OSS).

(3)	Research and development in basic technologies

NTT is committed to securing a leadership position in the basic and advanced technologies that will underpin the future of telecommunications and to contributing to innovative improvement and development of telecommunications in Japan. To fulfill these commitments, the company will pursue research and development activities on ultra high-density wavelength division multiplexing and other new optical communications technologies as well as optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices, and other new optical components technologies that will contribute to a photonic network enabling ultra high-speed, ultra high-volume petabit-level communications, for an age in which massive volumes of digital information circulate through networks. NTT will also pursue research in such areas as nanotechnology, which seeks to realize the potentials of new materials with unique characteristics, and communications science, which explores new possibilities in communications. These will be combined with research on innovative new principles and new concepts for the next generation.

The following tables present an overview of the capital investment plan for all of these activities.

Capital Investment Plan for

Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Investment Required
1. R&D Facilities	48
2. Other Facilities	3
Total	51

Attachment 1

Revenues and Expenses Plan for

Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Amount
Revenues
Operating Revenues	370	(Note)
Non-Operating Revenues	62
Total Revenues	432
Expenses
Operating Expenses	173
Non-Operating Expenses	57
Total Expenses	230

Recurring Profit	202

Note: This includes basic research and development revenue and other revenues together totaling 142 billion yen and NTT Group management revenue of 19 billion yen.

Attachment 2

Sources and Applications of Funds Plan for

Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Amount
Sources:

Operational:	420
Operating Revenues	357
Non-Operating Revenues	63
Financial:	1,088
Long-Term Loans and Bonds	538
Other Financial Income	550
Estimated Consumption Tax Receipts	9
Brought Forward from Previous Fiscal Year	10

Total	1,527

Applications:

Operational:	181
Operating Expenses	127
Non-Operating Expenses	54
Financial:	1,245
Capital Investments for Property, Plant, and Equipment	51
Other Financial Expenses	1,194
Account Settlement Expenses	84
Provisional Consumption Tax Payments	7
Carry Forward to Following Fiscal Year	10

Total	1,527

March 1, 2007 Nippon Telegraph and Telephone Corporation (NTT)

Summary of Business Operation Plan for Fiscal Year Ending March 31, 2008

1. Basic Philosophy of Business Operation Plan for Fiscal Year Ending March 31, 2008

- Through implementing the “NTT Group’s Medium-Term Management Strategy,” NTT will build ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything,” helping to enrich communication environments for individuals and communities, making corporate activities more efficient, and creating new business opportunities.

- In the fiscal year ending March 31, 2008, based on the above policy, NTT will, among other things, strengthen R&D activitie’s for the commercialization of the next-generation network which serves as the foundation of NTT’s efforts to achieve “NTT Group’s Medium-Term Management Strategy.”

(1) Advice, Mediation, etc.

a. For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services.

b. NTT will support the efforts of each of the NTT Group companies to streamline their business operations and expand their business opportunities.

(2) Promotion of Basic Research and Development

In order to establish a next-generation network infrastructure to realize a network environment for ubiquitous broadband services that can offer customers not only “fast and convenient,” but also “safe and secure” connections “anytime, anywhere and with anyone or anything,” to achieve a seamless migration from fixed line to IP telephone services and from metal wire systems to optical fiber, NTT will actively promote research and development in the sphere of infrastructure- and user-related basic technologies, as well as advanced and basic technologies in order to respond to society’s demands for the development of an advanced information and telecommunications network society.

2. Capital Investment Plan for Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Investment Required
1. R&D Facilities	48	(8	)*
2. Other Facilities	3	0	*

Total	51	(8	)*

*	Change from the previous forecasts announced on November 10, 2006

3. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2008 (Attachment)

(billions of yen)

Item	Amount
Total Revenues	432	9	*
Operating Revenues	370	8	*
Basic Research and Development Revenue and Other Revenues	142	5	*
License of Research Results and Other Sources	8	2	*
NTT Group Management Revenue	19	(1	)*
Dividend Received	201	2	*
Non-Operating Revenues	62	1	*

Total Expenses	230	8	*
Operating Expenses	173	7	*
Non-Operating Expenses	57	1	*

Recurring Profit	202	1	*

*	Change from the previous forecasts announced on November 10, 2006

4. Sources and Applications of Funds Plan for Fiscal Year Ending March 31, 2008 (Attachment)

(billions of yen)

Item	Amount
Sources:	1,527
Including: Long-Term Loans and Bonds	538

Applications:	1,527
Including: Repayment of Long-Term Loans and Bonds	574

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2007

Submission for Approval of Business Operation Plan for

Fiscal Year Ending March 31, 2008

Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2008 to the Minister for Internal Affairs and Communications for approval.

Information and communications are expected to contribute enormously through ICT utilization to creating a rich communications environment, generating new business opportunities, invigorating and enhancing corporate activities, and strengthening competitiveness and potential for growth toward the achievement of a pioneering ubiquitous network society defined in the u-Japan Policy and the IT New Reform Strategy. Moreover, the information and telecommunications market is undergoing dramatic change as illustrated by the formation of business alliances among telecommunications carriers, cross-industry alliances, and the fixed-mobile convergence (FMC) as well as the convergence of telecommunications and broadcasting backed by the rapid advancement of optical IP services. The regional telecommunications market has also ushered in an era of rapid structural change and full-fledged competition in addition to competition in existing telephone services with the speedy expansion of broadband services, the increasing integration of services as exemplified by “triple-play” services that provide Internet, IP telephony, and video services on a single broadband connection, and other developments.

Amidst such a difficult and sharply fluctuating operating environment, while stabilizing and strengthening its management base, NTT East continues to strive to provide high-quality, stable universal services, and as a leading carrier in the IP era, the company will provide attractive products and services that are highly safe, secure, and reliable, thus contributing to the development of society. Through these endeavors, while ensuring fair competitive conditions under the framework of existing laws, NTT East will build a next-generation network for “fast and convenient,” “safe and secure” connections “anytime, anywhere and with anyone or anything” to help achieve the NTT Group’s Medium-Term Management Strategy, and will seek to make further contributions to the global community by providing diverse and versatile services.

With regard to the management of business operations for the fiscal year ending March 31, 2008, based on the concept mentioned above and in the face of today’s difficult operating environment, NTT East will endeavor to further raise the efficiency of management, strive as a provider of social infrastructure to rapidly restore and maintain telecommunications services in emergencies such as natural disasters, ensure the stable provision of services including IP telecommunications such as Hikari Denwa, and contribute to the realization of a safe and secure society. At the same time, it will strive to improve customer services by establishing business processes that respond to the era of optical IP networks, such as one-stop and flow-through services. Building on this, NTT East will devote its full energy to the expansion of demand for broadband communications. By further developing broadband network infrastructure, the company will provide high value-added and user-friendly services aimed at the full-scale introduction of next-generation networks, including the further enhancement of optical access and IP telephony services and the provision of FMC and video services. NTT East will strive to return the fruits of these measures to customers, the community, and — through the holding company — to shareholders, and will promote the ongoing development of stable operations in the future.

In line with this concept, for the fiscal year ending March 31, 2008, NTT East will conduct its business management, flexibly so as to respond to changes in the operating environment.

1. Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscribers is projected to total approximately 19.15 million by the end of the fiscal year ending March 31, 2008.

Item	Planned Number (subscribers)
Additional Installations	(2.24) million
Relocations	4.29 million

(2) Social-Welfare Telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT East will continue to promote the installation of welfare-oriented products, such as its “Silver Phone Series” (Anshin [Relief]), Meiryo [Clearness], Hibiki [Sound], and Fureai [Communication]).

Item	Planned Number (units)
Silver Phones
Anshin (Relief)	400
Meiryo (Clearness)	100

(3) Public Telephones

NTT East will continue to meet the minimum requirement for public means of communications and review the installation of public telephones which are currently in low use. The company will also strive to improve social welfare facilities and public services by continuing to promote the maintenance of wheelchair-accessible public telephone booths.

Item	Planned Number (units)
Public Telephones	(14,000)

(4) Integrated Digital Communications Services

The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 2,910,000 and 36,000, respectively, by the close of the fiscal year ending March 31, 2008.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	(458,000)
INS-Net 1500 Subscriber Lines	(0,000)

2. Data Transmission Services

To respond to the heightening demand for broadband services, NTT East will work toward the widespread use of optical access services by promoting services that make full use of optical technologies, such as the Hikari Denwa optical IP telephony service and video services, and will endeavor to provide a wide range of other services.

Item	Planned Number (contracts)
B FLET’S	2 million

3. Dedicated Services

The numbers of conventional dedicated services and high-speed digital transmission circuits are projected to total approximately 172,000 and 134,000, respectively, by the close of the fiscal year ending March 31, 2008.

Item	Planned Number (circuits)
Conventional Dedicated Services	(22,000)
High-Speed Digital Transmission Circuits	(15,000)

4. Telegraph Services

NTT East will continue to conduct the maintenance of systems and other operations in order to further improve services and to promote increased operating efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Facilities

(1) Optical Access Network

The switch-over to the use of optical fiber in the access network will be actively promoted as the demand for broadband services increases.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	3.20

(Cover rate at the end of March 2008 will be 90%.)

(2) Telecommunications Network

In its telecommunications network, NTT East will not only introduce the full-scale next generation networks and meet demand for broadband services, but at the same time will further upgrade network services and improve network economy and efficiency.

(3) Disaster-Prevention Measures

NTT East will take all necessary measures in disaster-prevention. These will include disaster-prevention measures for telecommunications equipment and facilities, measures to ensure emergency communications, and measures to strengthen the structure for crisis management and the restoration of systems in the event of large-scale disasters, and also the assistance with the sharing of information after a natural disaster.

(4) Installation of Underground Transmission Cables

In furtherance of the goal to improve the reliability of communications facilities, ensure safe and pleasant passage spaces, and enhance the appearance of urban areas, NTT East will work in coordination with the national and local governments and with other companies in installing underground transmission cables.

(5) Facility Maintenance

The maintenance of facilities will be directed at ensuring stable and high-quality services by, for example, replacing cables and other facilities on an on-going basis. Through such maintenance, NTT East will aim not only to maintain customer services, but also to ensure safe operations, harmonization with the social environment, and the stabilization of communications systems.

NTT East will seek to minimize costs by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of Research and Development Activities

To further stabilize and strengthen its management base, and to respond to the rapid expansion and diversification of the broadband market and public demand for the creation of an advanced information and telecommunications network society, NTT East will promote research and development network systems and access systems so as to upgrade telecommunications networks. In addition, to position itself to offer customers choice of a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information-sharing platforms and communications terminals of various types.

A summary of the business plans for the above principal services and capital investment plans are outlined in the attached tables.

Table 1

Principal Services Plan for Fiscal Year Ending March 31, 2008

Type of Service	Plan
Voice Transmission Services
Subscriber Telephones
Additional Installations	(2.24 million) subscribers
Relocations	4.29 million subscribers
Social-Welfare Telephones (Silver Phones)	600 units
Public Telephones	(14,000) units
Integrated Digital Communications Services
INS-Net 64 Subscriber Lines	(458,000) circuits
INS-Net 1500 Subscriber Lines	(0,000) circuits
Data Transmission Services
B FLET’S	2.00 million contracts
Dedicated Services
Conventional Dedicated Services	(22,000) circuits
High-Speed Digital Transmission Services	(15,000) circuits

Table 2

Capital Investment Plan for Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Investment Required
(Note)
1. Expansion and Improvement of Services	418
(1) Voice Transmission	127
(2) Data Transmission	56
(3) Dedicated	234
(4) Telegraph	1
2. Research & Development Facilities	4
3. Common Facilities, etc.	18
Total	440

Note: This includes approximately 200 billion yen to be invested in the Optical Access Network.

Attachment 1

(Reference)

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Amount
Revenues
Operating Revenues	2,000
Voice Transmission	1,106
Data Transmission	191
Dedicated Line	390
Telegraph	22
Others	291
Non-Operating Revenues	56
Total Revenues	2,056
Expenses
Operating Expenses	1,970
Operating Costs	1,475
Tax and Dues	75
Depreciation	420
Non-Operating Expenses	36
Total Expenses	2,006

Recurring Profit	50

Attachment 2

(Reference)

Plan of Sources and Applications of Funds

for Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Amount
Sources:

Operational	2,584
Operating Revenues	2,528
Non-Operating Revenues	56

Financial	386
Long-Term Loans and Bonds	200
Other Financial Income	186
Estimated Consumption Tax Receipts	100
Brought Forward from Previous Fiscal Year	120

Total	3,190

Applications:

Operational	2,111
Operating Expenses	2,085
Non-Operating Expenses	26
Financial	838
Capital Investments for Property, Plant, and Equipment	440
Other Financial Expenses	398
Account Settlement Expenses	35
Provisional Consumption Tax Payments	86
Carry Forward to Following Fiscal Year	120

Total	3,190

March 1, 2007

Nippon Telegraph and Telephone East Corporation (NTT East)

Outline of NTT East’s Business Operation Plan for Fiscal Year Ending March 31, 2008

1. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2008

(billions of yen)

Item	FY 3/08	FY 3/07	Change
Total Revenues	2,056	2,110	(54)
(1) Voice Transmission* (excl. IP services)	1,028	1,156	(128)
(2) IP-related*	478	361	117
(3) Leased Circuits* (excl. IP services)	180	181	(1)

Total Expenses	2,006	2,020	(14)
(1) Personnel Expenses*	115	125	(10)
(2) Non-personnel Expenses*	1,319	1,320	(1)
(3) Depreciation*	420	419	1

Recurring Profit	50	90	(40)

* Major items

[Reference]
Operating Free Cash Flow	41	77	(36)

2. Principal Services Plan (Number of Facilities at End of Fiscal Year)

Type of Service	FY 3/08	FY 3/07	Change
IP Services
B FLET’S	5,390,000 contracts	3,390,000 contracts	2,000,000 contracts
FLET’S ADSL	2,200,000 contracts	2,800,000 contracts	(600,000 contracts	)
Subscriber Telephones and ISDN	22,420,000 subscribers	25,120,000 subscribers	(2,700,000 subscribers	)
Subscriber Telephones	19,150,000 subscribers	21,390,000 subscribers	(2,240,000 subscribers	)
Dedicated Services
Conventional Leased Circuits	172,000 circuits	193,000 circuits	(22,000 circuits	)
High-Speed Digital Transmission Circuits	134,000 circuits	149,000 circuits	(15,000 circuits	)

*	Figures for ISDN subscriber lines consist of INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions. (INS-Net 64 Lite Plan is included.)

3. Capital Investment Plan

(billions of yen)

Item	FY 3/08	FY 3/07	Change
Expansion and Improvement of Services	418	408	10
(1) Voice Transmission*	127	129	(2)
(2) Data Transmission*	56	55	1
(3) Dedicated*	234	223	11
(4) Telegraph*	1	1	0
Reserch & Development Facilities	4	4	0
Common Facilities, etc.	18	18	0

Total	440	430	10

Optical Access Network*	Approx. 200	Approx. 190	Approx. 10

*	Major items

This English text is a translation of the Japanese original. The Japanese original is authoritative.
March 1, 2007

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2008

Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2008 to the Minister for Internal Affairs and Communications for approval.

For further information, contact: Business Management Unit, Corporate Strategy Planning Department Tel: 06-4793-3371

The government and private sectors are working together in the telecommunications sector to create the “ubiquitous network society” as an objective for the “u-Japan Policy” and “New IT Reform Strategy” as the telecommunication sector is expected to contribute substantially to increased efficiency and vitality in socioeconomic activities and greater convenience in the lives of the people. The structure of the telecommunications market itself is undergoing rapid changes as needs become steadily more advanced, diverse and global in nature and demand for Internet communications sharply rises. The local communications market is experiencing significant changes. Broadband services are rapidly expanding, particularly optical access services. There is also a rapid migration from fixed-line telephones to optical IP telephones. Demand for “triple play” service that combines Internet connection services with IP telephone services and video distribution services is growing. As IP comes to the fore, we are witnessing increasing fusion between services: fixed and mobile, telecommunications and broadcasting.

In this severe and dramatically changing business environment, NTT West will continue to provide quality, stable universal service, promote the smooth migration to optical networks and IP services, and enhance the optical access network at the foundation of broadband services. NTT West will also contribute to the formation of fair telecommunications markets, promote applied research and development, and ensure the reliability and public nature of telecommunications. To facilitate the achievement of the “NTT Group Medium-Term Business Strategy” while ensuring fair competitive conditions under the current legal framework, NTT West will work to build and provide open, next-generation network environments that take advantage of the unique properties of “light” to provide a wide range of services, and will contribute to the development of broadband, ubiquitous network environments in which customers are able to connect “faster and more comfortably,” “safer and more securely” and “anytime, anywhere and with anything.”

The business management during the fiscal year ending March 31, 2008 is based on these fundamental concepts. Broadband services will use optical access lines to provide “Hikari Denwa” (optical line-based telephone) services and, with the collaboration of a number of other players, video distribution services. In addition to these efforts to bring more excitement and attraction to customers, we will also build and provide faster, more enjoyable, next-generation networks, respond accurately and quickly to customer opinions and requests through our community-based operations, and endeavor to improve the level of service and quality of service provided so as to contribute to the development of local communities. As a business that provides social infrastructure, we will contribute to the achievement of a safer, more secure society by using our entire group strength to provide stable “Hikari Denwa” services, prevent facilities-related accidents, rebuild and recover from the disasters and, through these activities, earn the faith and trust of our customers. In light of the difficult business environment, we will continue to seek greater efficiency in our management and to ensure our profitability. Through our efforts to facilitate connection and ensure open networks and through active programs to train human resources and to work in collaboration with other group companies to develop new businesses, we will build foundations for stable operations well into the future and endeavor to return the fruits of these policies and programs to our customers, communities and, through our holding company, to our shareholders.

During the fiscal year ending March 31, 2008, we anticipate challenging financial circumstances, but will place priority on the following items in our business operations and adapt quickly and flexibly to changing business environments as we work towards their achievement.

1. Voice transmission services

(1)	Subscriber Telephones

NTT West responds immediately to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts approximately 19.89 million subscriptions by the close of the fiscal year ending March 31, 2008.

Item	Planned Number (subscribers)
Additional installations	(2.12 million	)
Relocations	4.24 million

(2)	Social-Welfare Telephones

As social welfare programs continue to expand and develop, NTT West will promote the installation of “Silver Phone series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound), Fureai (Communication)) and other products that are designed to meet society’s demand for welfare-oriented telecommunications services.

Item	Planned Number (units)
Silver Phone
Anshin (Relief)	1,800
Meiryo (Clearness)	0

(3)	Public Telephones

NTT West will continue to maintain public telephone facilities to enhance public safety and provide minimal public means of communications when away from home, while reviewing underused public telephones. In addition, we will work to enhance welfare and services with an ongoing program to install wheelchair-friendly telephone booths.

Item	Planned Number (units)
Public Telephones	(18,000)

(4)	Integrated Digital Communications Services

The total numbers of INS-Net 64 lines and INS Net 1500 lines are projected to be approximately 2.812 million and 18,000 respectively by the close of the fiscal year ending March 31, 2008.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	(391,000)
INS-Net 1500 Subscriber Lines	(3,000)

2. Data transmission services

As the demand for broadband services increases, we will endeavor to enhance our “optical” access services and provide a wider range of services.

Item	Planned Number (contracts)
FLET’S /Optical	1.4 million

3. Dedicated services

In dedicated services, we forecast approximately 181,000 ordinary dedicated lines and approximately 102,000 high-speed digital transmission services by the close of the fiscal year ending March 31, 2008.

Item	Planned Number (circuits)
Conventional Leased Circuits	(7,000)
High-Speed Digital Transmission Services	(10,000)

4. Telegraph services

NTT West will continue to maintain systems so as to promote enhanced services and more efficient operations.

5. Improvement and upgrading of telecommunications facilities

(1) Optical Access Networks

NTT West will move actively towards the conversion to optical access networks to meet expanding demands for broadband telecommunications services.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	0.9

(Coverage rate at the end of March 2008 will be 88%)

(2) Telecommunications Network

NTT West will continue to upgrade services and improve the economy and efficiency of telecommunications networks while responding to the growing demand for broadband telecommunications services.

(3) Disaster Prevention Measures

NTT West will provide necessary disaster prevention programs, including disaster prevention for telecommunications facilities, assurance of emergency communications services, enhancements to risk management and restoration of systems that take account of large-scale disasters and support for information distribution after the occurrence of disasters.

(4) Installation of Underground Transmission Cables

NTT West will work in coordination with central government, local government and corporate partners to move communications cables underground to improve the reliability of communications facilities, ensure safe and pleasant passage spaces and improve urban vistas.

(5) Facility Maintenance

NTT West will continue to replace cables to provide stable, quality services and will stabilize our telecommunication systems and equipment in a manner that maintains customer service levels and ensures the safety of workers and harmonizes with the social environment.

In improving and upgrading telecommunications facilities, we will maximize use of existing equipment to promote cost savings.

6. Promotion of research and development activities

Faced with severe changes in market environments, our research and development will emphasize IPv6 network systems and access systems that provide more advanced, reliable telecommunications networks.

We will also promote research and development of telecommunications terminal equipment and information distribution applications that will facilitate the “easy and convenient” utilization of a wide variety of application services to better meet the social demands in telecommunications.

The attached tables contain an outline of principal service plans and capital investment plans.

Attachment 1

Principal Services Plan

for Fiscal Year Ending March 31, 2008

Type of Service	Unit		Plan
Voice transmission services
Subscriber Telephones
Additional installations	10,000	subscribers	(212)
Relocations	10,000	subscribers	424
Welfare Telephones (Silver Phone)	100	units	18
Public Telephones	1,000	units	(18)
Integrated Digital Communications Services
INS-Net 64	1,000	circuits	(391)
INS-Net 1500	1,000	circuits	(3)

Data Transmission Services
FLET’S/Optical	10,000	contracts	140

Dedicated services
Ordinary dedicated services	1,000	circuits	(7)
High-Speed Digital Transmission Services	1,000	circuits	(10)

Attachment 2

Capital Investment Plan

for Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Investment required
Notes:
1. Expansion and Improvement of Services	401
(1) Voice Transmission	164
(2) Data Transmission	44
(3) Dedicated	192
(4) Telegraph	1
2. Research & Development Facilities	3
3. Common Facilities, etc.	11

Total	415

Note: This includes approximately 170 billion yen to be invested in the Optical Access Network.

Doc. -1

(Attached documentation)

Revenues and Expenses Plan

for Fiscal Year Ending March 31, 2008

(billions of yen)

Classification	Amount
Revenues
Operating Revenues	1,939
Voice Transmission	1,072
Data Transmission	148
Dedicated Line	369
Telegraph	26
Others	324
Non-Operating Revenues	63
Total	2,002
Expenses
Operating Expenses	1,936
Operating Costs	1,432
Taxes and Dues	71
Depreciation	433
Non-Operating Expenses	46
Total	1,982

Recurring profit/loss	20

Doc. -2

(Attached documentation)

Plan for Sources and Application of Funds

for Fiscal Year Ending March 31, 2008

(billions of yen)

Item	Amount
Sources:

Operational:	2,395
Operating Revenues	2,332
Non-Operating Revenues	63
Financial	313
Long-Term Loans and Bonds	273
Other Financial Income	40
Estimated Consumption Tax Receipts	96
Brought Forward from Previous Fiscal Year	90

Total	2,894

Applications:

Operational:	2,016
Operating Expenses	1,980
Non-Operating Expenses	36
Financial:	672
Capital Investment in Property, Plants and Equipment	415
Other Financial Expenses	257
Account Settlement Expenses	32
Provisional Consumption Tax Payments	84
Carry Forward to Following Fiscal Year	90

Total	2,894

March 1, 2007 Nippon Telegraph and Telephone West Corporation Summary of the Business Operation Plan for the Fiscal Year Ending March 31, 2008

Net increase
Item Unit
FY 2008
FY 2007
Forecast
Change
FLET'S HIKARI
10,000
contracts
140 120 20
Subscriber telephones  + ISDN
10,000
subscribers
130
104

10,000
contracts
(30)
(11) (19)
(254) (212)
(42)
Note: Figures for ISDN subscriber lines consist of INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64.
For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
Hikari Denwa
10,000
channels
FLET'S ADSL
1. Principal Services Plan
1. Principal Services Plan

2. Balance Plan
2. Balance Plan
(billions of yen)
Item FY 2008
FY 2007
Forecast
Change
Gross Revenues 2,002 2,048 (46)
IP-related Revenues 406 308

Existing Service Revenues 1,361 1,494
(133)
Gross expenses 1,982 1,998 (16)
Personnel Expenses 110 124 (14)
Non-Personnel Expenses 1,273 1,282 (9)
Capital Expenses
(Depreciation and amortization
charges + Write-offs of fixed assets)
482 477
5
Recurring Profit 20 50 (30)

3. Capital Investment Plan
3. Capital Investment Plan
(billions of yen)
Item FY 2008
FY 2007
Forecast
Change
Expansion/Improvement of Service
401 401
0
Voice Transmission 164 154
10
Data Transmission 44 55 (11)
Dedicated
192 191
1
Telegraph 1 1
0
R&D Facilities 3 3
0
Common Facilities, etc. 11 11
0
Total
415 415 0
Investment in Conversion to
Optical Access Network
170 160 10
Approx.
Approx.
Approx.